09057411

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2009
Washington, DC
110

SEC FILE NUMBER
8- 42682

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RE Investment Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4301 Wilson Boulevard
(No. and Street)

Arlington (City) Virginia (State) 22203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Danielle Sieverling 703-907-5993
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladry & Pullen LLP
(Name – *if individual, state last, first, middle name*)

8000 Towers Cresent Drive, Suite 500, Vienna, VA 22182
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter R. Morris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RE Investment Corporation, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director and Vice President

Title

Notary Public

BRIAN W. PACE
Notary Public - Reg. # 4104858
Commonwealth of Virginia
My Commission Expires Jan. 31, 2011

County of Prince William

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors and Stockholder of
RE Investment Corporation and Subsidiary
Arlington, Virginia

We have audited the accompanying consolidated statements of financial condition of RE Investment Corporation and Subsidiary (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2008 consolidated financial statements referred to above present fairly, in all material respects, the financial position of RE Investment Corporation and Subsidiary as of December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The unconsolidated supplementary information contained in the schedule of computation of net capital under SEC Rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

McGladrey & Pullen, LLP

Vienna, Virginia
February 21, 2009

RE Investment Corporation And Subsidiary

Consolidated Statements Of Financial Condition
December 31, 2008 And 2007

Assets		**2008**		2007
Cash And Cash Equivalents	$	**5,055,870**	$	3,757,379
Investments In Mutual Funds, At Market Value		**342,301**		477,171
Accounts Receivable		**22,195**		51,497
Due From Homestead Funds		**769,318**		905,710
Prepaid Expenses And Other Assets		**189,322**		168,441
Deposit In Escrow		**30,243**		29,831
Fixed Assets, Net		**97,073**		-
Total assets	**$**	**6,506,322**	$	5,390,029

Liabilities And Stockholder's Equity				
Due To NRECA And Affiliates	$	**520,541**	$	536,037
Accrued Liabilities		**1,032,153**		603,770
Taxes Payable		**-**		228,091
Total liabilities		**1,552,694**		1,367,898
Stockholder's Equity				
Common stock, $1.00 par value, 1,000 shares authorized, issued and outstanding		**1,000**		1,000
Additional paid-in capital		**319,666**		319,666
Accumulated earnings		**4,632,962**		3,701,465
Total stockholder's equity		**4,953,628**		4,022,131
Total liabilities and stockholder's equity	**$**	**6,506,322**	$	5,390,029

See Notes To Consolidated Financial Statements.

RE Investment Corporation And Subsidiary

Consolidated Statements Of Operations
Years Ended December 31, 2008 And 2007

	2008	2007
Income:		
Management and administrative fees, net – Homestead Funds	$ 6,901,758	$ 7,363,026
Management fees – other	101,839	111,464
Interest	104,234	162,389
Realized gain on investments	-	16,760
Miscellaneous income	-	35,046
Net unrealized depreciation on investments	(145,252)	(2,611)
Total income	6,962,579	7,686,074
Expenses:		
Allocated administrative costs from NRECA	3,099,278	2,826,989
Promotional	324,755	306,498
Professional fees	181,285	327,031
Communication	16,080	18,278
Registration fees	176,716	152,984
Insurance	40,890	39,585
Other	1,460,618	1,289,392
Total expenses	5,299,622	4,960,757
Income before taxes	1,662,957	2,725,317
Provision for income taxes	(631,460)	(959,719)
Net income	$ 1,031,497	$ 1,765,598

See Notes To Consolidated Financial Statements.

RE Investment Corporation And Subsidiary

Consolidated Statements Of Changes In Stockholder's Equity
Years Ended December 31, 2008 And 2007

	Common Stock	Additional Paid-In Capital	Accumulated Earnings	Total
Balance, January 1, 2007	$ 1,000	$ 319,666	$ 2,439,008	$ 2,759,674
Net income	-	-	1,765,598	1,765,598
Dividends paid	-	-	(503,141)	(503,141)
Balance, December 31, 2007	1,000	319,666	3,701,465	4,022,131
Net income	-	-	1,031,497	1,031,497
Dividends paid	-	-	(100,000)	(100,000)
Balance, December 31, 2008	$ 1,000	$ 319,666	$ 4,632,962	$ 4,953,628

See Notes To Consolidated Financial Statements.

RE Investment Corporation And Subsidiary

Consolidated Statements Of Cash Flows
Years Ended December 31, 2008 And 2007

	2008	2007
Cash Flows From Operating Activities		
Net income	$ 1,031,497	$ 1,765,598
Adjustments to reconcile net income to net cash provided by operating activities:		
Net unrealized depreciation on investments in mutual funds	145,252	2,611
Depreciation	1,366	-
Purchases of mutual fund shares	(10,382)	(23,856)
Changes in assets and liabilities:		
(Increase) decrease in:		
Accounts receivable	29,302	(25,265)
Due from Homestead Funds	136,392	(118,908)
Prepaid expenses, other assets and deposit in escrow	(21,293)	(68,586)
Increase (decrease) in:		
Due to NRECA and Affiliates	(15,496)	(508,243)
Accrued liabilities	428,383	269,790
Taxes payable	(228,091)	79,918
Net cash provided by operating activities	1,496,930	1,373,059
Cash Flows From Investing Activities		
Purchases of fixed assets	(98,439)	-
Cash Flows From Financing Activities		
Payment of dividends	(100,000)	(503,141)
Net increase in cash and cash equivalents	1,298,491	869,918
Cash And Cash Equivalents		
Beginning	3,757,379	2,887,461
Ending	$ 5,055,870	$ 3,757,379
Supplemental Disclosure Of Cash Flow Information		
Income tax payments	$ 774,538	$ 879,801

See Notes To Consolidated Financial Statements.

Note 1. Organization And Significant Accounting Policies

Organization: RE Investment Corporation (RE Investment) was organized on May 1, 1990, as a District of Columbia corporation for the purposes of operating as a securities broker-dealer. RE Investment is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). RE Investment re-incorporated in the Commonwealth of Virginia on July 6, 1995. RE Investment is a wholly-owned subsidiary of NRECA United, Inc. (United), which is a wholly-owned subsidiary of the National Rural Electric Cooperative Association (NRECA).

NRECA provides personnel, property and services to RE Investment and RE Advisers Corporation (RE Advisers) (collectively the Company), a wholly-owned subsidiary, at a cost equal to the portion of NRECA's costs that are attributable to the Company. Accordingly, the financial statements may not necessarily be indicative of the financial position that would have existed had the Company been operating as an unaffiliated corporation.

Significant accounting policies: The consolidated financial statements include the accounts of RE Investment's wholly-owned subsidiary, RE Advisers, which is registered with the SEC as an Investment Adviser pursuant to the Investment Advisers Act of 1940. All significant intercompany accounts and transactions have been eliminated.

The Company considers all highly liquid investments with an original maturity date of three months or less and investments in money market mutual funds to be cash equivalents. The Company maintains deposits with high quality institutions in amounts that are in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk.

The preparation of the consolidated financial statements in conformity with accounting principles that are generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenues from investment advisory fees and administrative fees are recognized in the period in which the service is rendered.

Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the asset.

Effective January 1, 2007, the Company adopted the Financial Accounting Standards Board (FASB) Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 prescribes a minimum threshold for financial statement recognition of the benefit of a tax position taken or expected to be taken by a filer in the filer's tax return. The Company has analyzed its tax positions taken on tax returns for all open tax years, and has concluded that no additional provision or benefit exists.

Note 1. Organization And Significant Accounting Policies (Continued)

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standard No. 157, *Fair Value Measurements* (SFAS 157) issued by the Financial Accounting Standards Board (FASB). SFAS 157 defines fair value, establishes a framework for measuring fair value, sets out a fair value hierarchy and expands disclosures about fair value measurements. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined under SFAS 157 as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1. Unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date. The type of investments included in Level I in active markets include listed equities and listed derivatives.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3. Inputs that are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

Investments in mutual funds are valued at the closing net asset value per share of the mutual fund on the day of valuation.

The investments in mutual funds are considered Level 1, measured at fair value on a recurring basis based on quoted prices for identical assets in active markets.

Note 2. Deposit In Escrow

At December 31, 2008 and 2007, the Company has placed $30,243 and $29,831, respectively, in escrow with a bank for the purpose of covering the deductible amount on a fidelity bond held for Homestead Funds, Inc.

Note 3. Assets

Fixed assets at December 31, 2008 and 2007, are as follows:

		2008		2007
Software	$	110,700	$	110,700
Furniture		49,439		-
Leasehold improvements		49,000		-
Equipment		8,950		8,950
		218,089		119,650
Less accumulated depreciation and amortization		(121,016)		(119,650)
Fixed assets, net	$	97,073	$	-

Depreciation expense was $1,366 and $0 for the years ended December 31, 2008 and 2007, respectively.

Note 4. Investment Management And Administrative Agreements

RE Advisers has entered into investment management agreements (the Management Agreements) and administrative agreements (the Administrative Agreements) with certain funds within Homestead Funds, Inc. (the Funds), an affiliate of the Company. The Funds are management investment companies registered with the Securities and Exchange Commission under the Investment Company Act of 1940. The Management Agreements exist between RE Advisers and the following Homestead Funds: Daily Income Fund, Short-Term Government Securities Fund, Short-Term Bond Fund, Value Fund, Growth Fund, Small-Company Stock Fund, and International Value Fund. The Management Agreements provide for an annual investment management fee, computed daily and paid monthly based on each Fund's average daily net assets, at various rates as set forth in the Funds' Prospectus. In 2008, the Nasdaq-100 Index Tracking Stock[SM] Fund was restructured as the Growth Fund, sub advised by T-Rowe Price Associates, Inc.

At December 31, 2008 and 2007, the Funds incurred the following management fees:

		2008		2007
Daily Income Fund	$	861,748	$	693,882
Short-Term Government Securities Fund		214,223		172,884
Short-Term Bond Fund		1,332,649		1,304,030
Value Fund		3,039,784		3,658,642
Growth Fund		22,688		19,895
Small-Company Stock Fund		507,310		579,232
International Value Fund		897,283		882,385
Total	$	6,875,685	$	7,310,950

The Administrative Agreement provides for an annual administrative fee, computed daily and paid monthly based on the Funds' average daily net assets at 0.25%, as set forth in the Funds' Prospectus.

Note 4. Investment Management And Administrative Agreements

At December 31, 2008 and 2007, the administrative fees incurred by the Stock Index Fund are as follows:

	2008	2007
Stock Index Fund	$ 131,547	$ 152,161
Total	$ 131,547	$ 152,161

RE Advisers has agreed, as part of the Expense Limitation Agreements entered into with each Fund, to assume as its own liability all Fund operating expenses and certain other non-recurring expenses, which in any year exceed specified percentage amounts of the average daily net assets of each Fund, as set forth in the Funds' Prospectus. To pay such liability, RE Advisers will first waive or reduce its investment management fees or administrative fees as appropriate and, if necessary, will also assume as its own expense and reimburse each Fund for any additional excess amount. Pursuant to the Expense Limitation Agreements, $105,474 and $100,085 of management fees were waived from the Funds for the years ended December 31, 2008 and 2007, respectively. Additionally RE Advisers reimbursed $8,267 in fees for the Growth Fund in 2008 and did not make any reimbursement in 2007.

At December 31, 2008 and 2007, the Funds owed $769,318 and $905,710, respectively, to RE Advisers for management fees due and amounts paid on their behalf.

RE Advisers has other investment management agreements with unrelated entities. As of December 31, 2008 and 2007, RE Advisers' receivables from these companies were $22,195 and $51,497, respectively. Management fee income from these agreements was $101,839 and $111,464 for the years ended December 31, 2008 and 2007, respectively.

Note 5. Investment In Homestead Funds

At December 31, 2008 and 2007, RE Advisers held shares in the Funds. These securities are classified as trading securities, and are reported at fair value with any unrealized appreciation or depreciation in value reported directly to income. Fair values of the securities are based on quoted market prices. There were no sales during the year ended December 31, 2008, and no purchases, other than reinvestments of distributions. The market value of RE Advisers' investments in the Funds at December 31, 2008 and 2007, are as follows:

	2008	2007
Short-Term Government Securities Fund	$ 90,219	$ 85,788
Small-Company Stock Fund	143,735	218,889
Stock Index Fund	37,020	59,152
International Value Fund	51,391	79,592
Growth Fund	19,936	33,750
Total	$ 342,301	$ 477,171

Note 6. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to1. At December 31, 2008, the Company had net capital of $13,730, which was $8,730 in excess of its required net capital of $5,000. The Company's net capital ratio of aggregate indebtedness to net capital was 0 to 1.

The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the rule. Essentially, the requirements of Paragraph (k)(1) provide that a broker/dealer whose transactions are limited to those involving redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, and who transmits all funds and delivers all securities received in connection with his activities as a broker/dealer, and does not otherwise hold funds or securities for or owe money or securities to customers, is exempt.

Note 7. Income Taxes

The Company files a consolidated tax return with NRECA United, Inc., and the provision for income taxes is computed on a separate company basis.

The Company accounts for income taxes under the asset and liability method, whereby, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. At December 31, 2008 and 2007, there were no deferred tax assets or liabilities.

For the years ended December 31, 2008 and 2007, federal and state income tax expenses are as follows:

	2008	2007
Federal income taxes	$ **531,650**	$ 847,707
State income taxes	**99,810**	112,012
Taxes, net	$ **631,460**	$ 959,719

The effective tax rate of 38% and 35% for the years ended December 31, 2008 and 2007, respectively, differs from the statutory federal tax rate of 34% primarily due to state taxes.

As of December 31, 2008 and 2007, taxes payable to NRECA United, Inc. were $0 and $228,091, respectively.

Note 8. Related Parties

The Company paid NRECA United, Inc. $100,000 in dividends in 2008 and $503,141 in dividends in 2007.

At December 31, 2008 and 2007, the Company owed NRECA $520,541 and $536,037, respectively, for monthly services as described in Note 1 and other monthly operating expenses.

RE Investment Corporation And Subsidiary

Computation Of Net Capital Under SEC Rule 15c3-1
December 31, 2008

Consolidated stockholder's equity at December 31, 2008	$	4,953,628
Less net assets of RE Advisers		4,796,372
Nonallowable assets:		
Prepaid expenses and other assets of RE Investment		143,526
Net capital		13,730
Aggregate indebtedness		-
Computation of Basic Net Capital Requirement:		
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000)		5,000
Net capital in excess of minimum requirement	$	8,730
Ratio of aggregate indebtedness to net capital		0 to 1

Statement pursuant to paragraph (d) of Rule 17a - 5: There are no material differences between the amounts presented in the computation of net capital set forth above and the amounts as reported in the Company's unaudited part II – A FOCUS report as of December 31, 2008.

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report On Internal Control

To the Board of Directors and Stockholder of
RE Investment Corporation and Subsidiary
Arlington, Virginia

In planning and performing our audit of the consolidated financial statements of RE Investment Corporation and Subsidiary (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles, such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers, dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Vienna, Virginia
February 21, 2009

RE Investment Corporation And Subsidiary
(A Wholly-Owned Subsidiary Of NRECA United, Inc.)

Consolidated Financial Report
December 31, 2008 And 2007

McGladrey & Pullen
Certified Public Accountants